Ex. 99-B.4.21

ING Life Insurance and Annuity Company
ENDORSEMENT
The Contract and Certificate are hereby endorsed as follows:

For all loans effective prior to January 1, 2002, the following loan provision applies:

Under the Loans section, delete tem (d) entitled Earned interest and replace with the following:
(d)

Earned interest: The Loan Account is credited with interest at a rate which is not less than the Loan Interest Rate, less [3%] on an annual basis. The interest is calculated daily and credited quarterly to investment options in the same proportion as when the loan was taken.

Endorsed and made a part of the Contract and Certificate on January 1, 2004.

/s/ Keith Gubbay
President ING Life Insurance and Annuity Company

ETDAHH-LOAN (1/04)